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                                                                  Exhibit (a)(9)

ISLANDIA, N.Y., February 17, 1998 -- Computer Associates International, Inc. (NYSE: CA) today announced that it has commenced a cash tender offer at a price of $108 per share for all of the outstanding common stock (and the associated preferred share purchase rights) of Computer Sciences Corporation.

CSC has approximately 85 million shares outstanding on a fully diluted basis, and approximately $700 million of indebtedness, giving the transaction a total value of approximately $9.8 billion. Credit Suisse First Boston arranged financing for the acquisition through Bank of America, The Chase Manhattan Bank and NationsBank.

The terms and conditions of the offer are set forth in documents filed today with the Securities and Exchange Commission. These documents describe conditions to the offer, including the redemption or invalidation of CSC's "poison pill" rights plan and the inapplicability of certain anti-takeover provisions under Nevada law.

In addition, CA announced today that it has commenced legal action designed to compel CSC's Board of Directors to take appropriate steps to permit CSC's shareholders to consider the offer. CA also said it is filing today with the Securities and Exchange Commission preliminary materials for solicitation of written consents, proxies and agent designations from CSC shareholders that are intended to expedite the tender offer.

COMPUTER ASSOCIATES INTERNATIONAL, INC. (NYSE: CA), WITH HEADQUARTERS IN ISLANDIA, N.Y., IS THE WORLD LEADER IN MISSION-CRITICAL BUSINESS SOFTWARE. THE COMPANY DEVELOPS, LICENSES AND SUPPORTS MORE THAN 500 INTEGRATED PRODUCTS THAT INCLUDE ENTERPRISE COMPUTING AND INFORMATION MANAGEMENT, APPLICATION DEVELOPMENT, MANUFACTURING AND FINANCIAL APPLICATIONS. CA HAS OVER 11,000 PEOPLE IN 160 OFFICES IN 43 COUNTRIES AND HAD A REVENUE OF $4.5 BILLION IN CALENDAR YEAR 1997. CA CAN BE REACHED BY VISITING HTTP://WWW.CAI.COM ON THE WORLD WIDE WEB, EMAILING INFO@CAI.COM OR CALLING 1-516-342-5224.


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